Exhibit 99.1

[Letterhead of Dr. Ashok Ganguly]

April 19, 2005

Mr. Daniel Goldberg

c/o New Skies Satellites

Rooseveltplantsoen 4, 2517 KR

The Hague, The Netherlands

Dear Mr. Goldberg,

As we have discussed, I have agreed to serve as a member of the Board of Directors of New Skies Satellites Holdings Ltd., a Bermuda company (the “Company”).  I understand I will be elected as a director of the Company shortly prior to the Company’s initial public offering of its common stock.  I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ Ashok Ganguly

Ashok Ganguly